Eastern Europe Fund

Supplemental Proxy Information:
The Annual Meeting of the Stockholders of the
Fund was held on June 14, 2001. The following is
a summary of the proposal presented and the
 total number of shares voted:
Proposal:
 1. To elect the following Directors:
	Votes in	Votes
	Favor of	Against
Ronald E. Robison	3,760,755	24,409
Gerard E. Jones	3,760,755	24,409
Barton M. Biggs	3,760,755	24,409
William G. Morton, Jr.	3,760,755	24,409
John A. Levin	3,760,755	24,409